SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1) *

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT



                            Emergisoft Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  29100D 10 9
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                                 (CUSIP Number)


                                   Dan Witte
                Chief Operating Officer/Chief Financial Officer
                            Emergisoft Holding, Inc.
                                 2225 Avenue J
                             Arlington, Texas 76006
                                 (817) 633-6665
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.29100D 10 9                       13D              Page 1 of 3 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Berlwood Five, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     N/A
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     State of Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    90,767,550
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    90,767,550
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     90,767,550
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         (See Instructions)

     [X*]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________

CUSIP No.29100D 10 9                       13D              Page 2 of 3 Pages


     This Amendment No. 1 amends the Items set forth below of the Schedule 13D filed on June 4, 2001 by Berlwood Five, Ltd. ("Berlwood") relating to the common stock of Emergisoft Holding, Inc. ("Emergisoft" or "Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the original Schedule 13D to which this Amendment No. 1 relates.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

     On October 25, 2001, Berlwood paid $2,000,000 to purchase 75,000,000 shares of the common stock described in Item 5. The funds to purchase the shares of common stock were from Berlwood's private funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     All of the common stock shares purchased by Berlwood were acquired for investment purposes.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)-(b) On June 4, 2001, Berlwood filed an initial Schedule 13D, stating it owned 15,767,550 shares of the common stock of Emergisoft or approximately 32.3% of Emergisoft's outstanding shares. This statement is filed to show an increase in the number of common stock shares of Emergisoft beneficially owned by Berlwood. As of the date hereof, Berlwood is the beneficial owner of 90,767,50 shares or approximately 73.3% of the Emergisoft's outstanding shares. Berlwood holds the sole power to vote and dispose of all the shares. In addition, Berlwood holds warrants to purchase an additional 3,000,000 shares of the common stock of Emergisoft.

(c) On August 3, 2001, in connection with a promissory note payable to Berlwood, Emergisoft issued to Berlwood a Warrant to Purchase Common Stock entitling Berlwood to purchase up to 600,000 shares of Emergisoft's common stock, at an exercise of $1.50 per share, at any time on or before August 3, 2011. On August 29, 2001, in connection with a second promissory note, Issuer delivered to Berlwood a Warrant to Purchase Common Stock, entitling Berlwood to purchase up to 2,400,000 shares of Emergisoft common stock, at an exercise price of $.75 per share, at any time on or before April 30, 2006. Also, on October 25, 2001, in consideration for Berlwood's extension of the maturity dates of the two notes, the exercise price per share of all the warrants was changed to $.0267.

(d)-(e)   Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 25, 2001, the Agreement Among Stockholders, dated as of December 8, 2000 (the "Stockholders Agreement"), by and among Emergisoft Delaware, Woodcrest Capital, LLC, a Texas limited liability company ("Woodcrest") and Berlwood was terminated.

     To the best knowledge of Berlwood, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.29100D 10 9                       13D              Page 3 of 3 Pages

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                NONE

________________________________________________________________________________
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 29, 2001
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Linda Thomas
                                        ----------------------------------------
                                                       (Signature)


                                           Linda Thomas, Manager
                                        ----------------------------------------
                                                       (Name/Title)